SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1) (1)


                                  dELiA*s Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    246885107
                                 (CUSIP Number)

                                 William Siegel
                        American Retail Enterprises, L.P.
                                1620 Grand Avenue
                             Baldwin, New York 11510
                                (516) 867-6200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 15, 1998
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

               Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 13 Pages

-----------
      1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D
===============================
CUSIP No. 246885107
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         American Retail Enterprises, L.P.
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         N/A
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      659,701
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      659,701
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         659,701
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.5 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 13 Pages

                                       13D
===============================
CUSIP No. 246885107
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         The Pants Set, Inc.
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         N/A
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      659,701
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      659,701
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         659,701
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.5 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         CO
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 13 Pages

                                       13D
===============================
CUSIP No. 246885107
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Landmark Pants Corp.
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         N/A
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      659,701
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      659,701
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         659,701
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.5 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         CO
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 13 Pages

                                       13D
===============================
CUSIP No. 246885107
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         William Siegel
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         N/A
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      659,701
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      659,701
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         659,701
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.5 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 13 Pages

                                       13D
===============================
CUSIP No. 246885107
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Ronald Lubel
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         N/A
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      659,701
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      659,701
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         659,701
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.5 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 13 Pages

      This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on December 10, 1998 (collectively, with all amendments thereto, the "Schedule 13D") and is being filed to reflect that the Reporting Persons are no longer holders of 5% or more of the Shares.

Item 4. Purpose of the Transaction.

      The third to last paragraph of Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

      "Subject to an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations, the Reporting Persons ultimately intend to sell, over a longer period (which has not yet been determined) some or all of the Shares reported herein. The Reporting Persons have not made a determination regarding a maximum or minimum number of Shares which they may hold at any point in time."

Item 5.  Interest in Securities of the Issuer.

      Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

      A. American Retail Enterprises, L.P. ("ARE")

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for ARE is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 14,735,000 Shares outstanding as of October 31, 1998, as publicly reported by the Company in its Third Quarter Earnings Release which was publicly disclosed on December 9, 1998.

            (c) The trade dates, number of Shares purchased or sold and the price per Shares for all purchases and sales of the Shares since the filing of the prior Schedule 13D are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d) Pants Set and Landmark, as General Partners, have the power to direct the affairs of ARE, including the disposition of the proceeds of the sale of the

                               Page 7 of 13 Pages

                  Shares. Siegel is the President of Pants Set and Vice President of Landmark and Lubel is the President of Landmark.

            (e) As of December 15, 1998, the Reporting Person is no longer a holder of 5 % of the Shares.

      B. The Pants Set, Inc. ("Pants Set")

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Pants Set is incorporated herein by reference.

            (c)   Not applicable.

            (d) Pants Set, as General Partner of ARE, has the power to direct the affairs of ARE, including the disposition of the proceeds of the sale of the Shares. Siegel is the President of Pants Set.

            (e) As of December 15, 1998, the Reporting Person is no longer a holder of 5 % of the Shares.

      C. Landmark Pants Corp. ("Landmark")

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Landmark is incorporated herein by reference.

            (c)   Not applicable.

            (d) Landmark, as General Partner of ARE, has the power to direct the affairs of ARE, including the disposition of the proceeds of the sale of the Shares. Lubel is the President of Landmark and Siegel is the Vice President of Landmark.

            (e) As of December 15, 1998, the Reporting Person is no longer a holder of 5 % of the Shares.

                               Page 8 of 13 Pages

      D. William Siegel ("Siegel")

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Siegel is incorporated herein by reference.

            (c)   Not applicable.

            (d) Pants Set and Landmark, as General Partners of ARE, have the power to direct the affairs of ARE, including the disposition of the proceeds of the sale of the Shares. Siegel is the President of Pants Set and Vice President of Landmark.

            (e) As of December 15, 1998, the Reporting Person is no longer a holder of 5 % of the Shares.

      E. Ronald Lubel ("Lubel")

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Lubel is incorporated herein by reference.

            (c)   Not applicable.

            (d) Landmark, as General Partner of ARE, has the power to direct the affairs of ARE, including the disposition of the proceeds of the sale of the Shares. Lubel is the President of Landmark.

            (e) As of December 15, 1998, the Reporting Person is no longer a holder of 5 % of the Shares.

                               Page 9 of 13 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 1998

                        AMERICAN RETAIL ENTERPRISES, L.P.
                        By:   LANDMARK PANTS CORP.
                              its General Partner

                              /s/ Ronald Lubel
                              --------------------------------
                              Name: Ronald Lubel
                              Title: President

                        By:   THE PANTS SET, INC.
                              its General Partner

                              /s/ William R. Siegel
                              --------------------------------
                              Name: William Siegel
                              Title: President

                        LANDMARK PANTS CORP.

                        By:   /s/ Ronald Lubel
                              -------------------------------
                              Name: Ronald Lubel
                              Title: President

                        THE PANTS SET, INC.

                        By:   /s/ William R. Siegel
                              --------------------------------
                              Name: William Siegel
                              Title: President

[Signatures continued on following page]

                               Page 10 of 13 Pages

[Signatures continued from prior page]


                        /s/ William R. Siegel
                        ----------------------------------------
                        William Siegel


                        /s/ Ronald Lubel
                        ----------------------------------------
                        Ronald Lubel

                               Page 11 of 13 Pages

                                   SCHEDULE A

                        AMERICAN RETAIL ENTERPRISES, L.P.

                                 NO. OF SHARES
                                 PURCHASED (P)             PRICE
       TRADE DATE                 OR SOLD (S)            PER SHARE
                                                  (including commission)

        12/11/98                 2,300 (S)                  $11.81
        12/11/98                 1,400 (S)                  $11.50
        12/11/98                 2,500 (S)                  $11.50
        12/11/98                 1,000 (S)                  $11.50
        12/11/98                 1,000 (S)                  $11.69
        12/11/98                 6,000 (S)                  $11.56
        12/11/98                   500 (S)                  $11.50
        12/11/98                   200 (S)                  $11.44
        12/11/98                 1,000 (S)                  $11.50
        12/11/98                 1,000 (S)                  $11.50
        12/11/98                 1,000 (S)                  $11.50
        12/11/98                   500 (S)                  $11.81
        12/11/98                 3,000 (S)                  $11.81
        12/11/98                 2,100 (S)                  $11.75
        12/14/98                 1,000 (S)                  $10.50
        12/14/98                 1,000 (S)                  $10.44
        12/14/98                 1,600 (S)                  $10.44
        12/14/98                 2,500 (S)                  $10.31
        12/14/98                   500 (S)                  $10.31
        12/14/98                 2,000 (S)                  $10.31
        12/14/98                 4,000 (S)                  $10.38
        12/14/98                 2,500 (S)                  $10.44
        12/14/98                 1,800 (S)                  $10.44
        12/14/98                 4,000 (S)                  $10.44
        12/14/98                 3,000 (S)                  $10.50

                               Page 12 of 13 Pages

        12/14/98                 2,000 (S)                  $10.50
        12/14/98                 3,000 (S)                  $10.50
        12/14/98                 1,000 (S)                  $10.50
        12/14/98                 2,500 (S)                  $10.50
        12/14/98                 3,000 (S)                  $10.50
        12/14/98                 2,000 (S)                  $10.50
        12/14/98                 1,200 (S)                  $10.50
        12/14/98                 3,000 (S)                  $10.50
        12/14/98                 1,000 (S)                  $10.50
        12/14/98                 1,000 (S)                  $10.50
        12/14/98                 2,000 (S)                  $10.44
        12/15/98                   700 (S)                   $9.25
        12/15/98                 1,000 (S)                   $9.25
        12/15/98                   100 (S)                   $9.25
        12/15/98                 1,000 (S)                   $9.31
        12/15/98                 3,900 (S)                   $9.19
        12/15/98                   200 (S)                   $9.31
        12/15/98                   800 (S)                   $9.31
        12/15/98                 1,000 (S)                   $9.31
        12/15/98                 1,000 (S)                   $9.31
        12/15/98                 3,000 (S)                   $9.31
        12/15/98                 1,000 (S)                   $9.25
        12/15/98                 3,700 (S)                   $9.25
        12/15/98                13,500 (S)                   $9.22
        12/15/98                 4,000 (S)                   $9.44
        12/15/98                 5,000 (S)                   $9.44
        12/15/98                 1,000 (S)                   $9.50
        12/15/98                 2,000 (S)                   $9.50
        12/15/98                 2,600 (S)                   $9.50
        12/15/98                 7,400 (S)                   $9.50
        12/15/98                 2,100 (S)                   $9.50
        12/15/98                 5,000 (S)                   $9.41
        12/15/98                 3,700 (S)                   $9.38
        12/15/98                20,000 (S)                   $9.38

                               Page 13 of 13 Pages